                                            Filed by Komag, Incorporated
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933, and deemed
                                            filed pursuant to Rule 14a-12 under
                                            the Securities and Exchange Act of
                                            1934. Subject Company:
                                            HMT Technology Corporation
                                            Commission File No. 333-39340


                              KOMAG, INCORPORATED
                  PRESS RELEASE ISSUED ON SEPTEMBER 7, 2000

                KOMAG ANNOUNCES VOLUME SHIPMENTS FOR 20 GB MEDIA


FOR IMMEDIATE RELEASE

SAN JOSE, Calif., September 7, 2000 /PRNewswire/ -- Komag, Incorporated (Nasdaq:
KMAG), a technical leader in the disk drive component industry, today announced that it is shipping 20 GB per platter media in volume. The company is shipping these high capacity disks to both 5400 RPM and 7200 RPM applications. With these new products, Komag is a key enabler of the disk drive industry's relentless performance improvement. "Data storage density has more than doubled in the past twelve months," stated Ray Martin, Komag's senior vice president of sales and customer service. "We are proud that we continue to provide technology solutions to our customers that support their time-to-market and time-to-volume needs."

This new generation of disks incorporates rapidly evolving technological improvements, including ultra-smooth substrates, high moment magnetic alloys, and an extremely thin and durable carbon overcoat. "Through our work on technology demonstrations, we have staged the necessary ingredients to stay abreast of the industry's rate of change. With careful planning and meticulous engineering we are able to advance our processes using current equipment without costly modification. The technology elements for the next several generations of disks are staged and ready to deploy as the industry requires," stated Chris Bajorek, Komag's, executive vice president and chief technical officer.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

Komag has filed a Registration Statement on SEC Form S-4 in connection with a pending merger with HMT Technology Corporation ("HMT"). Komag and HMT mailed a Joint Proxy Statement/Prospectus to stockholders of Komag and HMT containing information about the merger on or about August 21, 2000. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Komag, HMT, the merger and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Komag by directing a request through the Investors Relations portion of website at http://www.komag.com or by mail to Komag, Incorporated, 1710 Automation Parkway, San Jose, CA 95131, attention: Investor Relations, telephone: (408) 576-2000.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag or HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

Komag will be soliciting proxies from Komag stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Komag and the directors and executive officers of HMT may be deemed to be participants in HMT's solicitation of proxies. Information concerning the directors and officers is contained in the preliminary Registration Statement.

The directors and executive officers of Komag have interests in the merger, some of which may differ from, or may be in addition to, those of Komag's stockholders generally. Information concerning those interests is contained in the Registration Statement.


FORWARD-LOOKING STATEMENTS

The above information contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties. While this outlook represents Komag's current judgment on the future direction of the business, actual results may differ materially from any future performance suggested above. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that stockholder approval might not be obtained in a timely manner or at all. In addition, Komag may not develop and introduce new products on time or at all. These and other factors are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Komag and HMT with the Securities and Exchange Commission.


ABOUT KOMAG:

Founded in 1983, Komag, Incorporated has produced over 465 million thin-film disks, the primary storage medium for digital data used in computer disk drives. The company is well positioned as the broad-based strategic supplier of choice for the industry's leading disk drive manufacturers. Through its advanced development facilities in the United States and high volume production factories in Southeast Asia, Komag provides high quality, leading-edge disk products at a low overall cost to its customers. These attributes enable Komag to partner with customers in the execution of their time-to-market design and time-to-volume manufacturing strategies.

For more information about Komag, visit Komag's Internet home page at http://www.komag.com or call Komag's Investor Relations 24-hour Hot Line at 888-66-KOMAG or 408-576-2901.

Contact:          KOMAG, INCORPORATED, San Jose, CA
                  Ted Siegler at (408) 576-2209
                  E-mail communications: ir_web@komag.com